

March 11, 2022

Charles Fernandez
Chief Executive Officer
NextPlat Corp
18851 N.E. 29th Ave., Suite 700
Aventura, FL 33180

>   **Re: NextPlat Corp**
>   **Registration Statement on Form S-3**
>   **Filed February 15, 2022**
>   **File No. 333-262748**

Dear Mr. Fernandez:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Summary
Our Company, page 3

1. You state that your "new platform will enable the use of a range of digital assets including non-fungible tokens ("NFTs") in e-commerce and in community-building activities." Please disclose the status of the development of this platform, what type of digital assets it will allow, and the expected role of such digital assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Johnathan C. Duncan